UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

24-10078

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

QUICKEX, INC
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

306-609 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA V6B 4W4
(604) 683-6789
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

RALPH KINKADE
4063 KNOBLOCK ROAD
CARSON CITY, NEVADA 89706
(775) 841-9735
(Name, address, including zip code, and telephone number, including area code, of agent for service)

	11-3686652
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON THE ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

David J. Rogerson
#200-675 West Hastings Street
Vancouver, BC V7L 3G8

Greg Yanke
#200-675 West Hastings Street
Vancouver, BC V7L 3G8

(b) the issuer's officers;

David J. Rogerson
President
#200-675 West Hastings Street
Vancouver, BC V7L 3G8

Greg Yanke
Secretary
#200-675 West Hastings Street
Vancouver, BC V7L 3G8

(c) the issuer's general partners;

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

As of this date, Janus Capital Inc. and RR Investments each own 33.33% of the common stock of the issuer's equity securities.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The record owners described in (d) above are the only owners as of this date that owns 5 percent or more of any class of issuer's equity securities.

(f) promoters of the issuer;

No promoters

(g) affiliates of the issuer;

Janus Capital, Inc. and RR Investments

(h) counsel to the issuer with respect to the proposed offering;

The O'Neal Law Firm, P.C., 668 N. 44th Street, Suite 233, Phoenix, AZ 85008 Attention: William D. O'Neal

(i) each underwriter with respect to the proposed offering;

Not Applicable

(j) the underwriter's directors;

There is no underwriter. Issuer is selling securities.

(k) the underwriter's officers;

Not Applicable

(l) the underwriter's general partners; and

Not Applicable

(m) counsel to the underwriter.

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in.

They are not.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

All securities are being sold to British Columbia Canadian residents.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

None

(1) the name of such issuer;

N/A

(2) the title and amount of securities issued;

N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

N/A

(4) the names and identities of the persons to whom the securities were issued.

N/A

(c) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable.

(2) To stabilize the market for any of the securities to be offered;

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

(c) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

* * * * * * * * * * * * * * * * * * * *

COVER PAGE

QUICKEX, INC.
(Exact name of Company as set forth in Charter)

Type of securities offered: Shares of Common Stock

Maximum number of securities offered: 200,000 Shares

Minimum number of securities offered: No Minimum

Price per security: $ 0.25

Total proceeds: If maximum sold: $ 50,000 If minimum sold: $ 0
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? No commissioned selling agent

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

TABLE OF CONTENTS

	Page
The Company	11
Risk Factors	11
Business and Properties	13
Offering Price Factors	19
Use of Proceeds	22
Capitalization	25
Description of Securities	26
Plan of Distribution	30
Dividends, Distributions and Redemptions	32
Officers and Key Personnel of the Company	32
Directors of the Company	34
Principal Stockholders	37
Management Relationships, Transactions and Remuneration	39
Litigation	43
Federal Tax Aspects	43
Miscellaneous Factors	42
Financial Statements	42
Managements Discussion and Analysis of Certain Relevant Factors	46

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 52 pages.

THE COMPANY

1. Exact corporate name: QUICKEX, INC.

State and date of incorporation: October 28, 1999, Nevada

Street address of principal office: 306-609 West Hastings Street

Vancouver, BC V6B 4W4

Company Telephone Number: (604) 683 6789

Fiscal year: August 31
(month) (day)

Person(s) to contact at Company with respect to offering:

David J. Rogerson

Telephone Number (if different from above): Same number as above

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) The Company was incorporated on October 28, 1999. The Company has a limited operating history. Companies in an early stage of development frequently encounter many risks, expenses and difficulties. The risks faced by the Company include, but are not limited to, the need to continue to raise debt and/or equity capital, a new and evolving business model and the management of growth. To address these risks, the Company must, among other things, continue to develop the strength and quality of its operations, maximize the value delivered to clients, respond to competitive developments and continue to attract, retain and motivate qualified employees and managers. If the Company is not successful, its business, results of operations and financial condition will be materially and adversely affected.

(2) The expansion and development of the Company's business will require significant additional capital. The Company will need to secure financing in order to fund its operations. The Company may be unable to raise additional capital on acceptable terms, or at all. If the Company is unable to raise additional capital, its business will be significantly harmed, including its ability to meet its operating capital requirements and to compete successfully. Furthermore, any debt financing, if available, may involve restrictive covenants, which may

limit the Company's operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's existing stockholders will be reduced, its stockholders may experience additional dilution in net book value per share, and such equity securities may have rights, preferences or privileges senior to those of the Company's existing stockholders.

(3) The Company intends to grow its business internally. Any such growth will increase the demands on the Company's management, operating systems and internal controls. The Company's existing management resources and operational, financial, human and management information systems and controls may be inadequate to support existing or expanded operations. The Company may be unable to manage growth successfully. If the Company grows but is unable to successfully manage such growth, its business will suffer and its capacity for future growth will be significantly impaired. Because of these factors, the Company may be unable to predict with any degree of accuracy its future ability to grow or rate of growth.

(4) The market for foreign exchange is highly competitive. The Company believes that competition will intensify and increase in the future. The Company's competitors include other providers of similar services. Since the Company is recently formed, has a limited history of business operations and has not previously raised significant capital, virtually all of these competitors enjoy substantial competitive advantages, such as:

- existing services and experience in the marketplace;
- greater name recognition and larger marketing budgets and resources;
- established marketing and customer relationships; and
- substantially greater financial, technical and other resources.

As a result, these competitors may be able to respond more quickly and effectively than the Company to new or changing opportunities, technologies or customer requirements. Existing or future competitors may develop or offer products that provide price, service, number or type of providers or other advantages over those the Company intends to offer. In addition, there are no significant barriers to new competitors entering the market place. If the Company fails to compete successfully against current or future competitors with respect to these or other factors, its business, financial condition, and results of operations may be materially and adversely affected.

---

(5)While the Company intends to take all reasonable and necessary security precautions and to obtain insurance, the Company's machines hold large quantities cash. There is the possibility of theft and potential loss off all cash in those machines. Such a loss may not be covered by the Company's insurance and could have an adverse effect upon the Company's operations.

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(6) Recent terrorism acts within the world have reduced travel within the world and the amount of currency each traveler will carry to prevent loss. A reduction in travel as a result of actual or threatened terrorist activities could have an adverse impact upon the Company's

financial situation.

(7) World economies have reduced business travel and leisure travel within the world, A reduction in world travel could have an adverse impact upon the Company's financial situation.

(8) Currency fluctuations may have an adverse effect on travel and businesses that rely on high or low currencies to be competitive in the marketplace that utilize the machines.

(9) There are only three manufacturers of these specialized machines. All are manufactured by foreign companies that may discontinue the current line of machines. If so, the Company may be unable to obtain machines, replacement parts or service for existing machines.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company owns and operates Automated Foreign Currency Exchange Machines (AFX) with Automated Banking Machines (ABM.) functions. Our mission is to provide clientele the ability to execute automated exchange transactions in real time, 24 hours a day, 7 days a week, from strategically placed QuickEX™ machines in any major city across Canada. We currently employ an AFX machine produced in Belgium by a Diebold International subsidiary, Diebold Erpe-Mere Cable Print bvba. We have branded this machine to our company's trade name, QuickEX, and currently provide exchange services to tourist and local businesses. The QuickEX machines are currently configured for foreign to local currencies. They accept up to 145 different denominations of most of the world's currencies and pay back local dollars. Rates are updated via a secure modem automatically according to the currency exchange market fluctuation and are sold immediately to avoid market risk. We provide the best possible rates without commission and can beat any competitor using this model. Our ability to be in both the retail and wholesale foreign exchange markets, allowing us to execute numerous low value retail exchange transactions and sell the resulting total in wholesale markets, is unique in the industry.

Along with the foreign exchange function, the AFX machines act as an automated banking machine as well. The machine will accept all bank debit and credit cards and dispense local currencies.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

QuickEX™ machines have been operating since June 2001. At present, there are 4 machines generating positive cash flow to the company. The machines work similar to any Automatic Banking Machine but utilizes a counterfeit pulley mechanism to accept the foreign cash and calculates the conversion indicating on a liquid crystal display to the client. The client either accepts the exchange rate by pressing a button indicating "go" or declines the transaction by pressing a button indicating "stop". If the client presses "go' the AFX machine dispenses the local currency at the exchange indicated in a tray. If the client presses the "stop" button the machine will return the foreign cash inserted to the machine back to the client. The transaction is quick and simple and takes approximately 45 seconds.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the

Company's industry to obtain broader insight in assessing the Company's prospects.

The Company is in the financial services industry with the primary target market as tourism. An understanding of this industry is crucial for the success of QuickEX™.

The tourism industry in Canada is growing considerably. Canada is currently ranked as the number seven tourist destination in the world, with nearly 20 million tourist arrivals in 1999, and generating over 8 billion dollars in revenue every year (StatsCan). At the same time arrivals to Canada have grown at an average rate of roughly 6% per year since 1988 (StatsCan), and this trend is predicted to continue. What makes Canada attractive as a destination is its parity to the US dollar, making it relatively inexpensive for both Americans and Europeans to visit. Another factor is the natural beauty of many areas of Canada, which Vancouver is especially noted for.

Out of these 20 million visits to Canada per year, Vancouver receives nearly 9 million of them (Tourism Vancouver), making it the most popular tourist city destination in Canada. Total visitor spending for the greater Vancouver area amounts to over 3.5 billion dollars per year (Tourism Vancouver). These factors led Vancouver to be chosen as the site of the first AFX machine.

QuickEX™ management believes that since it offers its AFX machines 24 hours a days 7 days a week from highly visible high trafficked tourist locations, as well as the best foreign exchange rates in Vancouver for the past two years, it has developed its strategy of competitive pricing and convenience to its market. The major competitors are the banks; and since we monitor their foreign exchange rates hourly and daily, we can adjust accordingly within minutes by updating all machines simultaneously to keep ahead of the competitors. The management for QuickEX™ has been consistently been 2-3 % below the industry average to gain market share.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

QuickEX™ actively promotes itself aggressively, targeting high impact tourist areas as well as the surrounding regions of Vancouver, using several different, yet complementary, marketing campaigns. Our four main marketing campaigns include: a print media, which includes brochures, telephone directories and tourist information publications; electronic media via our website and search engines; a corporate and business association campaign with partners, Tourism Vancouver and Vancouver Better Business Bureau. QuickEX™ has been very successful with a referral marketing campaign that targets local business and informs them at the "street level" of the benefits of QuickEX™ to them and their visiting customers.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The Company does not have backlog of written firm orders for products as its business is a point of sale transaction.

As of ____/____/____ $ 0
(a recent date)

As of ____/____/____ $ 0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Not Applicable.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

QuickEX™ has two non-union employees currently to handle administration and operations. The Company will hire over the next 12 months an additional 5 employees as the business expands to Eastern Canada.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company currently owns four AFX machines and leases retail street front locations to house the machines. The four renewable leases range from 3-5 years with rent ranging from $CDN 450 - $CDN1200 per month including electricity. In 2004 the Company will be seeking financing to purchase 30 – 100 additional machines costing $CAD 2,926,204 and $CAD 8,247,477 respectfully.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend on patents, copyrights, trade secrets, know-how or other proprietary information.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's machines are not regulated by any federal or state regulation other than city licensing requirements, which are maintained yearly.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company does not have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On December 1, 2003, Fortuna Holdings, Inc., a British Columbia corporation, merged into Donovan Weiss, Inc., a Nevada corporation. Donovan Weiss, Inc. was the surviving corporation. Pursuant to the Plan of Merger, Donovan Weiss, Inc. changed its name to "QuickEx, Inc." Further, On December 12, 2003, upon completion of the merger the Board of Directors approved a 50 to 1 forward split of its common stock increasing the amount of common stock outstanding from 260,000 shares to 13,000,000 shares. The Record Date was December 15, 2003, and the Payment Date was December 18, 2003.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1)	Purchase additional machines to satisfy current consumer and business demand as well as expand to larger markets.	The Company plans to raise capital through the public markets to purchase 100 machines.	3 Months.
(2)	Increase profit margins.	The Company is offering its service well below the industry standard rates will increase to what the market will bear.	3 Months.
(3)	Marketing	The Company will substantially increase its marketing budget	3 Months.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

(1) Purchase of additional machines – The Company currently operated 4 machines and has for the last 2 years. The Company would continue with its operations in Vancouver, BC and not expand to additional markets.
(2) Increase profit margins – The Company has obtained market share within its market because of its low rates. If the Company were not to increase its rates the Company would have cash flow to sustain the business if there were delays in the event.
(3) Marketing – The Company markets to local businesses with brochures and direct mail campaigns to offer its services and make known its below market standard rates. The Company will continue to market using low cost advertising if there are delays in the event. Regarding tourist, the Company in its first year partnered with Tourism Vancouver, a government sponsored company that promotes tourism and services existing tourists in British Columbia through its *InfoCentre* office in Vancouver. Through partnering with Tourism Vancouver it located machines at the *InfoCentre* where it receives approximately 100,000 visitors per month. The Company, through its partnership, has free marketing and advertising campaigns with the Tourism Vancouver. The location is the Company's busiest machine. The Company will continue to partner with Tourism Vancouver as it has a 3 year renewable contract with them. In the case the Company does not increase its marketing budget it will continue to market utilizing the above marketing strategies if there is a delay in the event.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

Total $______(104,264)________($________(.008)______ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	Not Applicable (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ 141,727 ($ .0109 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company did not sell or issued any securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 1.5 %

If the minimum is sold: ____0__ %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: ____$US 50,000__ *

If the minimum is sold: ____0__ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: __________Not convertible________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $____0___ .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	If Maximum Sold Amount %
Total Proceeds	$ 0	$ 50,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	0	0
Copying & Advertising	0	0
Other (Specify):	0	0
Net Proceeds from Offering	$0	$50,000
Use of Net Proceeds	$0	$50,000
Increase advertising budget; design and print brochures and flyers; deposit funds to machines to increase float increasing revenue.	$0	$50,000
	$	$

Total Use of Net Proceeds	$0	$50,000
	$ 0	$ 50,000
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

The Company will use the proceeds in the following manner; increase advertising budget; design and print brochures and flyers; deposit funds to machines to increase float increasing revenue.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

There will be no other funds from other sources in this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No part of the proceeds will be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The proceeds will not be used to acquire assets.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No amount of the proceeds will be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is not nor does it anticipate having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding		
	As of:	**As Adjusted**	
	08 /30 /30 (date)	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate ___%)	$ 21,330.00	$ 0	$ 0
Long-term debt (average interest rate ___%)	$ 740,382.00	$ 0	$ 0
Total debt	$ 761,712.00	$ 0	$ 0
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______	$____	$____	$____
______	______	______	______
______	______	______	______
Common stock — par or stated value	$ .001	$____	$____
Additional paid in capital	$____	$____	$____
Retained earnings (deficit)	$ (104,264.00)	$____	$____
Total stockholders equity (deficit)	$____	$____	$____
Total Capitalization	$ 657,548.00	$____	$____
______	______	______	______

Number of preferred shares authorized to be outstanding: 0

Number of Class of Preferred	Par Value Shares Authorized	Per Share
N/A		

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $__.001______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ____0____ shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other:____

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation

[ ] [X] Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: The securities are not notes or other types of debt securities.

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

Not applicable.

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe:

____

Not applicable.

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

Not applicable.

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

Not applicable.

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:

____

Not applicable.

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe:

____

Not applicable.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

Not applicable.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______0_______

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____0________

How much indebtedness is junior (subordinated) to the securities? $ _________0_____

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

The Company had no notes or other types of debt securities that were offered in the last fiscal year.

Last Fiscal Year **NONE**

			Pro Forma	
		Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges"	=	______	______	______
If no earnings show "Fixed Charges" only		______	______	______

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not applicable.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

    Not applicable.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ___________

    Not applicable.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

    There are no selling agents in this offering.

Name:	______________________	Name:	______________________
Address:	______________________	Address:	______________________
	______________________		______________________
Telephone No.:	(____)_______________	Telephone No.:	(____)_______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

There are no selling agents in this offering.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	David J. Rogerson	Name:	______________
Address:	306-609 West Hastings Vancouver, BC V6B 4W4 ______________	Address:	______________ ______________
Telephone No.:	(604) 683-6789	Telephone No.:	(___)______________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

No resale restrictions on outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President

Name: David J. Rogerson Age: 38

Office Street Address:
609 West Hastings Street, Suite 306 Telephone No.: (604) 683-6789

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Inter Currency Exchange Corp. President, Owned and operated a wholesale foreign exchange brokerage firm employing 5 staff.

Education (degrees, schools, and dates):

North Delta High, Diploma. 1983
Canadian Securities Course, Diploma. 1989
Registered Representative, Certified. 1989
Ryerson University, BA Certificate. 1991

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: ______________________

Name: ______________________ Age: ____________

Office Street Address:
______________________ Telephone No.: (____)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: ____________________

Name: ____________________ Age: ____________________

Office Street Address: ____________________ Telephone No.: (____)____________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: Greg Yanke Age: 34

Title: Secretary

Office Street Address:
675 West Hastings Street, Suite 200 Telephone No.: (604) 681-7600

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self employed securities lawyer since February 2000.
Associate lawyer, Beruschi & Co., May 1996 – February 2000

Education (degrees, schools, and dates):

BA Political Science, UBC. 1991
LLB, UBC. 1994

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 20%

(B) Name: ____________________ Age: ____________

Title: ______________________________

Office Street Address: ______________________________ Telephone No.: (___)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: __2____. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: NotApplicable Age: ____________

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain: David J. Rogerson worked as the President of a wholesale foreign exchange broker.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

The Company has no trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The Company is currently conducting business.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

There are no other key personnel outside the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not have key man insurance.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

No petition for bankruptcy has been filed against the Company or its Officers or Directors.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Janus Capital Inc. RR Investments Inc.					
Common	.001	4,450,000	18.9%	23450000	8.5%
Common	.001	4,450,000	18.9%	23450000	8.5%

Office Street Address:
Janus Capital Inc. ____________________
De la Universal La Sabana
200 sur. 100 oeste y 7 sur

San Jose, Costa Rica

____

Telephone No. (_506)291_____-4091_________

Principal occupation: ___Venture Capital Financing

____

Office Street Address:
RR Investments Inc.
19 North Avenue West
Nassau, Bahamas

Telephone No. (242)326-5886

Prinicpal Occupation:___Venture Capital Financing

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 250,000____________ shares (_.0192_____ % of total outstanding)

After offering:

a) Assuming minimum securities sold: ____250,000___ shares (_.0192__ % of total outstanding)

b) Assuming maximum securities sold: _270,000______ shares (_.0207_____ % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$__96,000__________	$__________
Chief Operating Officer	______________	____________
Chief Accounting Officer	______________	____________
Key Personnel: _____Operations Manager______________________	______________	____________
____________________________	_64782____________	____________
____________________________	______________	____________

	Cash	
Total:	$__160,782_________	$____________
Directors as a group (number of persons)	$__0________	$____________

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

    None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

    The company is not a S corporation

Name of Tax Advisor:
R. Gordon Nicks
Address:1064 E. 51st Street, Vancouver, B.C. V5X 1E7
Telephone No. (604)322-5575

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any

breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

There are no material factors, either adverse or favorable, that will or could affect the company.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

FORTUNA HOLDINGS INC.
Balance Sheet
August 31, 2003

	2003	2002
ASSETS		
CURRENT		
Cash on hand and in banks	$ 1,660	$ 300
Machine cash	45,566	-
Accounts receivable	1,282	1,544
Income taxes recoverable	600	-
Prepaid expenses	4,815	-
	53,923	1,844
VAULT CASH	500,000	500,000
CAPITAL ASSETS - Net Book Value	103,625	140,957
	$ 657,548	$ 642,801
LIABILITIES AND SHAREHOLDER'S DEFICIENCY		
CURRENT		
Bank indebtedness	$ -	$ 471
Employee deductions payable	721	717
Wages payable	2,970	1,000
Accounts payable	17,639	3,719
Income taxes payable	-	6,238
	21,330	12,145
DUE TO RELATED PARTIES	139,361	-

DUE TO RELATED PARTIES	**139,361**	-
DUE TO SHAREHOLDER	**601,021**	601,994
	761,712	614,139
SHAREHOLDER'S DEFICIENCY		
Share capital	**100**	100
Retained earnings (deficit)	**(104,264)**	28,562
	(104,164)	28,662
	$ 657,548	$ 642,801

FORTUNA HOLDINGS INC.
Statement of Loss and Deficit
Year Ended August 31, 2003

	2003	2002
REVENUE	**$ 204,341**	$ 215,436
DIRECT COSTS	**52,791**	23,622
GROSS PROFIT	**151,550**	191,814
EXPENSES		
Advertising and promotion	**25,471**	7,971
Amortization	**53,306**	20,780
Interest and bank charges	**3,303**	417
Licences and permits	**4,771**	3,058
Machine setup and maintenance	**7,133**	839
Management fees	**96,000**	54,000
Office supplies and services	**8,082**	5,803
Professional fees	**6,139**	2,645
Travel and automotive	**21,627**	23,791
Wages and benefits	**64,782**	28,418
	290,614	147,722
INCOME (LOSS) BEFORE INCOME TAXES	**(139,064)**	44,092
INCOME TAXES (RECOVERED)	**(6,238)**	6,238
NET INCOME (LOSS)	**(132,826)**	37,854
RETAINED EARNINGS (DEFICIT) - BEGINNING OF YEAR	**28,562**	(9,292)

	2003	2002
RETAINED EARNINGS (DEFICIT) - END OF YEAR	**$ (104,264)**	$ 28,562

FORTUNA HOLDING INC.
Statement of Cash Flows
Year Ended August 31, 2003

	2003	2002
OPERATING ACTIVITIES		
Net Income (loss)	**$ (132,826)**	$ 37,854
Item not affecting cash		
Amortization	**53,306**	20,780
	(79,520)	58,634
Changes in non-cash working capital		
Accounts receivable	**262**	56
Accounts payable	**13,920**	(10,930)
Income taxes payable	**(6,838)**	6,238
Prepaid expenses	**(4,815)**	-
Wages payable	**1,970**	1,000
Employee deductions payable	**4**	717
	4,503	(2,919)
Cash flow from (used by) operating activities	**(75,017)**	55,715
INVESTING ACTIVITIES		
Additional to capital assets	**(15,974)**	(116,822)
Changes to vault cash	**-**	(250,000)
Cash flow used by investing activities	**(15,974)**	(366,822)
FINANCING ACTIVITIES		
Due to (from) related parties	**139,361**	0
Due to (from) shareholder	**(973)**	310,767
Cash flow from financing activities	**138,388**	310,767

INCREASE (DECREASE) IN CASH FLOW	**47,397**	**(340)**
CASH (DEFICIENCY) - Beginning of year	**(171)**	169
CASH (DEFICIENCY) - End of year	**$ 47,226**	($171)

CASH (DEFICIENCY) CONSISTS OF:				
Cash on hand and in banks	**$ 1,660**		$ 300	
Machine cash		**45,566**	-	
Bank indebtedness		**-**		(471)
	$ 47,226			**($171)**

NOTICE TO READER

I have compiled this statement from information provided by management.

I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information.

Readers are cautioned that this statement may not be appropriate for their purpose.

R.Gordon Nicks
Certified General Accountant
Vancouver, British Columbia
October 21, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is recorded on Software and Signs from the date the asset is put into use. One half the normal amortization on Machines and Computers is recorded in the year of acquisition.

Machines	35%	declining balance method
Computer equipment	30%	declining balance method
Software	1-year	straight-line method
Signs	3 years	straight-line method

2. CAPITAL ASSETS

	Cost	Accumulated amortization	2003 Net book value	2002 Net book value
Machines	$ 147,654	$ 60,923	$ 86,731	$ 133,433
Computer equipment	15,974	2,396	13,578	-
Software	4,135	4,135	-	892
Signs	9,948	6,632	3,316	6,632
	$ 177,711	$ 74,086	$ 103,625	$ 140,957

3. DUE TO RELATED PARTIES

	2003	2002
Caravan Acquisitions	$ 67,600	$ -
Cito Consulting Inc.	9,243	-
Abraxas Ventures Inc.	62,518	-
	$ 139,361.00	$ -

Related party advances are non-interest bearing and have no set repayment terms.

4. DUE TO SHAREHOLDER

Shareholder advances are non-interest bearing and have no set repayment terms.

5. SHARE CAPITAL

The authorized capital of the company consists of 100,000 common share without par value.
One hundred shares have been issued for cash consideration of $100.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    The Company had losses from paying an officer of the company a salary of $96,000 per year as well adding two more machines to its assets but with straight line amortization accounting has more than doubled its expenses from $20,780 in 2002 to $53,306 in 2003. in 2004 the Company will increase its profit margins to approximately double which will be in line with industry standards since it has now gained market share and goodwill business.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    The Company, with two years operation, has gained market share within the industry in Vancouver based on its below market foreign exchange rates benefiting its clients. The recent drop in value of the U.S. dollar to the CDN dollar has had some recent effect in volumes and revenues but historical currency fluctuations within this US to CDN spot market trends are common. As with all currency fluctuations as the US dollar rises tourism and business increases. The management follows foreign exchange rate trends does analytics to determine marketing budget timing as well as reducing expenses during low tourism season.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _.98_____ %. What is the anticipated gross margin for next year of operations? Approximately __2____ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    The Company does not sell a product the company offers a financial service. The Company currently operates on a .98% profit margin where banks and other competitors are operating on an approximate 3-5% profit margin. The company plans to increase its profit margin to 2% to increase revenues.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of

these sales, including any anticipated changes:
There are no foreign sales for the company.

PART III — EXHIBITS

Item 1.	**Index to Exhibits**
Articles of Incorporation	3.1
Articles of Merger	3.2
Bylaws	3.3
Opinion of Legal Counsel	5.1

Item 2. Description of Exhibits

Articles of Incorporation of Donovan Weiss, Inc. filed with the Nevada Secretary of State on October 28, 1999

Articles of Merger filed with the Nevada Secretary on December 11, 2003

Bylaws of Donovan Weiss, Inc.

Opinion of Legal Counsel

[Signatures on Following Page]

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of VANCOUVER, State of B C, on JANUARY 6, 2004.

(Issuer) ______________________

By (Signature and Title) ______________________ PRESIDENT/CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________ PRESIDENT/CEO

(Title) PRESIDENT/CEO

(Selling security holder) QUICKEX, INC.

(Date) JAN. 6/04

EXHIBIT 3.1

Articles of Incorporation

FILED # C 26881-99

OCT 2 8 1999

IN THE OFFICE OF
Dean Heller
DEAN HELLER SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
DONOVAN WEISS, INC.

The undersigned, a natural person, over the age of twenty-one (21) years, in order to form a corporation for, under and pursuant to the provisions of the laws of the State of Nevada, does hereby certify as follows:

ARTICLE I
NAME AND PURPOSE

The name of the Corporation, hereinafter called the "Corporation" is:

DONOVAN WEISS, INC.

The purpose for which this Corporation is created is to conduct any lawful business or businesses for which corporations may be incorporated pursuant to Chapter 78 of the Nevada Revised Statutes, and shall have all the powers as provided thereunder.

ARTICLE II
RESIDENT AGENT AND PRINCIPAL OFFICE

The address of the initial principal office of the Corporation is 1555 E. Flamingo Road, #151, Las Vegas, NV 89119. The name of its initial resident agent at such address is Russert Services, Inc.

The Corporation may conduct all or part of its business in any other part of the State of Nevada, or any other State in the United States.

ARTICLE III
CAPITAL STOCK

1. Number of Shares. The aggregate number of capital stock shares which the Corporation shall have authority to issue is twenty-five million (25,000,000) shares, of common stock, $.001 par value. The Board of Directors may, in its discretion, issue preferred stock and debt securities with such terms and conditions as it may decide, without shareholder approval.

2. Voting Rights of Shareholders. Each voting shareholder of record shall have one vote for each share of stock standing in his name on the books of the Corporation and entitled to vote. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

3. No Preemptive Rights. No shareholder of the Corporation shall have any preemptive or other rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

4. Shareholder Distributions. The Board of Directors may from time to time distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the Corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of the State of Nevada.

5. No Assessments. After the subscription price a par value of the capital stock of the Corporation has been paid, such capital stock shall not be subject to any assessments.

ARTICLE IV
DIRECTORS AND OFFICERS

1. Number of Directors. The Board of Directors shall consist of between one (1) and thirteen (13) members as the By-Laws shall prescribe, but in no event shall the number of directors be more than thirteen (13) or less than one (1).

2. Initial Board of Directors. The Names of those persons who shall constitute the Board of Directors of the Corporation for the first year of its existence or until their successors are duly elected and qualified are:

Name	Address
Darrell Sheridan	**4215 N. Civic Center Blvd., Suite 143** **Scottsdale, AZ 85251**

ARTICLE V
INDEMNIFICATION

The Corporation shall indemnify any officer, director, employee or agent that incurs expenses or liabilities by reason of the fact that he or she is or was an officer, director, employee or agent of the Corporation or is or was serving at the request of the Corporation as an officer, director employee or agent of the corporation or is or was serving at the request of the Corporation as an officer, director or employee of another corporation, partnership, joint venture, trust or other entity. This indemnification, as more specifically set further in the Bylaws of the Corporation, shall be mandatory in all circumstances in which indemnification is permitted by law. However, such indemnification must not eliminate or limit the liability of an officer, director, employee or agent for (a) acts or omissions which involve intentional misconduct, fraud, or an knowing violation of law; or (b) the payment of distributions in violation of NRS 78.300.

ARTICLE VI
INCORPORATOR

The name and address of the Incorporator is:

Name	Address
Valerie J. Sams	**11260 N. 92nd Street** **Scottsdale, AZ 85260**

IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of October, 1999.

Valerie J. Sams, Incorporator

VERIFICATION

STATE OF ARIZONA)

EXHIBIT 3.2

Articles of Merger

C 26881-99

FILED # ____________

DEC 11 2003

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

ARTICLES OF MERGER

Of

FORTUNA HOLDINGS, INC.
A British Columbia corporation

Into

DONOVAN WEISS, INC.
A Nevada corporation

Pursuant to N.R.S. 92A.190, the undersigned corporations, by and through the undersigned officers, hereby set forth the following Articles of Merger:

1. Filed simultaneously with these Articles of Merger is the Plan of Merger (set forth on Exhibit A attached hereto and incorporated herein by this reference), which has been adopted by DONOVAN WEISS, INC. (the Surviving Corporation) and FORTUNA HOLDINGS, INC., (the Disappearing Corporation).

2. Effective upon the consummation of this merger the Surviving Corporation will change its name and will become known as "QUICKEX, INC."

3. The address of the known place of business of the Surviving Corporation is #306 –609 W. Hastings Street, Vancouver, British Columbia V6B 4W4.

4. The name and address of the statutory agent of the Surviving Corporation is

   Ralph Kinkade
   4063 Knoblock Road
   Carson City, Nevada 89706

5. A majority of the issued and outstanding shares of common stock of the Disappearing Corporation held by its shareholders voted in person or by proxy for the Plan of Merger. A majority of the issued and outstanding shares of the Surviving Corporation held by its shareholders voted in person or by proxy for the Plan of Merger. A majority vote of the shareholders of the Surviving Corporation and the Disappearing Corporation is sufficient to approve the merger.

6. The effective date of the merger shall be the date upon which these Articles are filed with the Office of the Secretary of State of Nevada.

IN WITNESS WHEREOF. The undersigned have hereunto set their hands as of this 1st day of December, 2003.

"Surviving Corporation"

DONOVAN WEISS, INC.,
a Nevada corporation

By: [signature]

Its: PRESIDENT

"Disappearing Corporation"

FORTUNA HOLDINGS, INC.,
a British Columbia corporation

By: DAVID J. ROGERSON [signature]

Its: ____________

EXHIBIT A

PLAN OF MERGER

Pursuant to N.R.S. Chapter. 92A, as of December 1, 2003, Fortuna Holdings, Inc., a British Columbia corporation (the "Disappearing Corporation") and Donovan Weiss, Inc., a Nevada Corporation (the "Surviving Corporation") adopted a Plan of Merger as set forth below:

1. On the Effective Date set forth in the Articles of Merger, the Disappearing Corporation shall be merged into the Surviving Corporation and the Disappearing Corporation's separate existence shall cease. The Surviving Corporation shall continue its corporate existence under the laws of the State of Nevada, and the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as private nature, of each of the parties to the merger; and all property, real, personal or mixed, and all debts due on whatever account, including subscriptions for shares, and all other choses in action, and all and every other interest of or belonging to or due to each of the parties to the merger shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, vested in either party to the merger shall not revert or be in any way impaired by reason of such merger; and Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each party to the merger, and any claim existing or action or proceeding pending by or against either corporation may be prosecuted as if such merger had not taken place, or the Surviving Corporation may be substituted in its place, and neither the rights of creditors nor any liens upon the property of either party shall be impaired by the merger.

2. On or before the Effective Date, the Articles of Merger shall be filed with the Nevada Secretary of State, in the form and manner required by the laws of the State of Nevada, and also filed in the form and manner required by the laws of the Province of British Columbia.

3. After the Effective Date, the parties shall give effect to the merger as though the merger had taken place on the Effective Date, to the extent permitted by law and not inconsistent with the specific terms of the plan of merger.

4. The Articles of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Date, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law

5. The Bylaws of the Surviving Corporation, as in effect immediately prior to the Effective Date, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law.

6. Upon the Effective Date, the Board of Directors of the Surviving Company shall resign and the new directors of the Surviving Corporation shall be the directors of the Disappearing Corporation immediately prior to the merger, to serve until the next annual meeting of the shareholders of the Surviving Corporation. Upon the Effective Date, the officers of the Surviving Corporation shall resign, and the new officers of the Surviving Corporation shall be the officers of the Disappearing Corporation immediately prior to the merger, to serve until such time of their removal or resignation.

7. The manner of converting or exchanging the shares of each of the parties to the merger shall be as follows:

(a) Each share of the Surviving Corporation common stock issued and outstanding at the Effective Date shall by virtue of the merger, without any action on the part of the holder thereof, shall remain one share of common stock of the Surviving Corporation with no change in rights, privileges or preferences.

(b) 100% of the Disappearing Corporation common stock issued and outstanding at the Effective Date shall by virtue of the merger, without action on the part of the holder thereof, be cancelled and automatically converted into 250,000 shares of the common stock of the Surviving Corporation and distributed to the Disappearing Corporation's shareholders on a pro rata basis.

8. Upon the Effective Date, the Surviving Corporation shall, by virtue of the Articles of Merger, change its name to "QuickEx, Inc."

9. This Plan of Merger shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10. This Plan of Merger shall be construed and interpreted in accordance with the laws of the State of Nevada.

[SIGNATURES ON FOLLOWING PAGE]

EXHIBIT 3.3

Bylaws

BY-LAWS
OF

DONOVAN WEISS, INC.

ARTICLE I

OFFICES

Section 1. PRINCIPAL OFFICE. The principal office for the transaction of business of the corporation shall be fixed or may be changed by approval of a majority of the authorized Directors, and additional offices may be established and maintained at such other place or places as the Board of Directors may from time to time designate.

Section 2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II

DIRECTORS - MANAGEMENT

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS. Subject to the provisions of applicable law and to any limitations in the Articles of Incorporation of the corporation relating to action required to be approved by the Shareholders, or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to an executive committee or others, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

Section 2. STANDARD OF CARE. Each Director shall perform the duties of a Director, including the duties as a member of any committee of the Board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation, and with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

Section 3. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Section 4. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 5. VACANCIES. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of Directors is increased, or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

The Shareholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Any Director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a Director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

No reduction of the authorized number of Directors shall have the effect of removing any Director before that Directors' term of office expires.

Section 6. REMOVAL OF DIRECTORS. Subject to applicable law, the entire Board of Directors or any individual Director may be removed from office. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

Section 7. NOTICE, PLACE AND MANNER OF MEETINGS. Meetings of the Board of Directors may be called by the Chairman of the Board, or the President, or any Vice President, or the Secretary, or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

Section 8. ORGANIZATIONAL MEETINGS. The organizational meetings of the Board of Directors shall be held immediately following the adjournment of the Annual Meetings of the Shareholders.

Section 9. OTHER REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as follows:

Time of Regular Meeting: 9:00 A.M.
Date of Regular Meeting: Last Friday of every month

If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter. No notice need be given of such regular meetings.

Section 10. SPECIAL MEETINGS - NOTICES - WAIVERS. Special meetings of the Board may be called at any time by the President or, if he or she is absent or unable or refuses to act, by any Vice President or the Secretary or by any two (2) Directors, or by one (1) Director if only one is provided.

At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or telegraph. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive officer of the corporation is located at least four (4) days prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be due, legal and personal notice to such Director.

When all of the Directors are present at any Directors' meeting, however, called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or, (ii) if a majority of the Directors is present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minute thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, or, (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lack of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 11. DIRECTORS' ACTION BY UNANIMOUS WRITTEN CONSENT. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 12. QUORUM. A majority of the number of Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 13. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 14. COMPENSATION OF DIRECTORS. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 15. COMMITTEES. Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by applicable law.

Section 16. ADVISORY DIRECTORS. The Board of Directors from time to time may elect one or more persons to be Advisory Directors who shall not by such appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

Section 17. RESIGNATIONS. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III

OFFICERS

Section 1. OFFICERS. The Officers of the corporation shall be a President, a Secretary, and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, or one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number of offices may be held by the same person.

Section 2. ELECTION. The Officers of the corporation, except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other Officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided by the By-Laws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of any Officer under any contract of employment, any Officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting of the Board, or except in case of an Officer chosen by the Board

EXHIBIT 5.1

OPINION RE: LEGALITY

THE O'NEAL LAW FIRM, P.C.
668 North 44th Street, Suite 233
Phoenix, Arizona 85008
(602) 267-3855
(602) 267-7400 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: David J. Rogerson, President
QuickEx, Inc.

RE: Registration Statement on Form 1-A

Mr. Rogerson:

As counsel to QuickEx, Inc., a Nevada corporation (the "Company"), we have participated in the preparation of the Company's Registration Statement on Form 1-A filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of 200,000 shares of the Company's $0.001 par value common stock on behalf of the Company's existing shareholders. As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. Based upon such examinations, we are of the opinion that the shares of the Company's common stock, when issued in the manner set forth in the Registration Statement, will be validly issued, fully paid and non-assessable shares of the shares of the common stock of the Company. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement on Form 1-A filed by the Company and the reference to our firm contained therein.

Sincerely,

/s/THE O'NEAL LAW FIRM, P.C.
Phoenix, Arizona

DATED: January 9, 2004.